UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)

TELECOM ITALIA S.p.A.

(Name of Issuer)

Ordinary Shares of euro 0.55 par value each

(Title of Class of Securities)

87927W10

(CUSIP Number)

Amedeo Nodari

Merchant Banking Department

Intesa Sanpaolo S.p.A.

(formerly known as Banca Intesa S.p.A.)

Piazza Scala, 6

20121 Milan, Italy

(+39) 02 8794 1852

With a copy to:

Michael S. Immordino, Esq.

Latham & Watkins

99 Bishopsgate

London EC2M 3XF

England

(+44) 207-710-1076

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 11, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 87927W10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Intesa Sanpaolo S.p.A. (formerly known as Banca Intesa S.p.A.)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of Italy

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 39,925,130

	8.	Shared Voting Power 3,003,586,907 (See Item 5)

	9.	Sole Dispositive Power 14,845,170

	10.	Shared Dispositive Power 3,003,586,907 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,043,512,037 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.75% (See Item 5)

14.	Type of Reporting Person (See Instructions) CO, BK

This Amendment No. 4 (this “Amendment”) amends the Statement on Schedule 13D (the “Schedule 13D”) filed on November 1, 2007 and as subsequently amended by Intesa Sanpaolo S.p.A., a company incorporated under the laws of the Republic of Italy (“Intesa Sanpaolo”), with respect to the ordinary shares, euro 0.55 par value per share (“Telecom Shares”), of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy (“Telecom Italia”).  Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Schedule 13D, as amended.

Introduction.

As previously described in Amendments No. 2 and No. 3 to Schedule 13D (filed on December 1, 2009 and December 23, 2009, respectively, by Intesa Sanpaolo), the terms of SI’s exit from Telco were approved on November 26, 2009 and the SI Exit Transaction was concluded on December 22, 2009.

In addition, on December 22, 2009, the Non-Exiting Shareholders and Telco entered into a framework agreement (the “Framework Agreement”) pursuant to which the Non-Exiting Shareholders agreed, among other things, to take certain actions and enter into certain transactions in order to permit Telco: (a) to comply with its obligations under its existing credit facilities and (b) to refinance its financial indebtedness maturing in January 2010.

Consistent with the Framework Agreement, on January 11, 2010, Telco entered into a euro 1.3 bilion loan agreement (the “New Refinancing Facility”) with Société Générale, UniCredit Corporate Banking S.p.A., Intesa Sanpaolo and Mediobanca, as lenders (collectively, the “Senior Lenders”).  The New Refinancing Facility matures on May 31, 2012 and is guaranteed by a pledge (the “Pledge”) in favor of the Senior Lenders over certain Telecom Italia Shares held by Telco (the “Pledged Shares”).

Also on January 11, 2010, in connection with the New Refinancing Agreement, the Non-Exiting Shareholders entered into an amendment agreement to the New Shareholders Agreement (the “Amendment Agreement”) pursuant to which the Non-Exiting Shareholders: (i) confirmed that each Non-Exiting Shareholder would endeavor to provide financial support to Telco on a pro rata basis (in proportion to its respective shareholding in Telco); (ii) established the terms and conditions upon which each Non-Exiting Shareholders may provide such support by means of a cash injection (a “Cash Injection”) if necessary under the New Refinancing Facility; and (iii) established the terms and conditions that would govern the Non-Exiting Shareholders’ option to acquire the Pledged Shares from the Senior Lenders (the “Call Option”) in the event that the Senior Lenders acquire any of the Pledged Shares by enforcing the Pledge.  Further, on January 11, 2010, the terms of the Call Option were agreed between the Non-Exiting Shareholders and the Senior Lenders in a separate option agreement (the “Option Agreement”).  A copy of the Amendment Agreement is filed as Exhibit 21 hereto, a copy of the Option Agreement is filed as Exhibit 22 hereto and a copy of the Telco press release announcing the events described above, dated January 11, 2010, is filed as Exhibit 23 hereto.

Items 5, 6 and 7 of Schedule 13D are hereby amended and supplemented to add the following:

Item 5.       Interest in Securities of the Issuer

Intesa Sanpaolo, through its interest in Telco, may be deemed to beneficially own 3,003,586,907 Telecom Shares, representing approximately 22.4% of the outstanding Telecom Shares. Intesa Sanpaolo may be deemed to have shared power to vote, or direct the vote, and shared power to dispose, or direct the dispositions, of such Telecom Shares.

In addition, Intesa Sanpaolo may be deemed to have sole power to vote or direct the vote of 39,925,130 Telecom Shares and sole power to dispose or direct the disposition of 14,845,170 Telecom Shares through its direct holdings and the holdings of various subsidiaries, representing approximately 0.3% and 0.1% of the outstanding Telecom Shares, respectively. These shares are not currently expected to be contributed to Telco.

The beneficial ownership of Telecom Shares by the persons listed in Annex A to Schedule 13D, to the extent currently available and to the best of Intesa Sanpaolo’s knowledge, is indicated next to such person’s name in such Annex A. To the best of Intesa Sanpaolo’s knowledge, such persons have sole voting and dispositive power over the Telecom Shares that they beneficially own. Except as described in Annex B, Intesa Sanpaolo has not effected any transaction in the Telecom Shares since the date of the last event which required a filing on Schedule 13D.  Intesa Sanpaolo does not currently have information on any transaction in Telecom Shares since the date of the last event which required a filing on Schedule 13D by the persons listed in Annex A.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

AMENDMENT AGREEMENT

The description of the Amendment Agreement in the Introduction to this Amendment No. 4 is incorporated herein by reference.

Pursuant to the Amendment Agreement, Cash Injections will be made by means of a shareholders’ loan or by any other means mutually agreed within the timeframe provided for under the New Refinancing Agreement to prevent the Senior Lenders from acquiring any of the Pledged Shares by enforcing the Pledge.  Each Non-Exiting Shareholder is allowed to propose to finance its pro-rata share Cash Injection through the purchase of bonds issued by Telco and, possibly, to the extent practicable within the above mentioned timeframe, through a fully funded bridge loan.

If one or more Non-Exiting Shareholders refuses to provide its pro-rata share Cash Injection (such Non-Exiting Shareholder, a “Dissenting Shareholder”), the other Non-Exiting Shareholders (the “Supporting Shareholders”) may fund the shortfall pro-rata among themselves in the same proportion as their respective shareholdings in Telco.  If, however, the Dissenting Shareholder is a holder of Telco Class A shares, the corresponding right to cover its Cash Injection is granted only to, and may be exercised only by, other Supporting Shareholders that hold Telco Class A shares.

If the Senior Lenders acquire any of the Pledged Shares by enforcing the Pledge (such shares, the “Foreclosed Shares”), the Supporting Shareholders may exercise the Call Option granted under the Option Agreement on such Foreclosed Shares pro-rata among themselves in the same proportion as their respective shareholdings in Telco as of the date of exercise of the Call Option.  Any Foreclosed Shares for which the Call Option has not been exercised by one or more Non-Exiting Shareholders (a “Non-Exercising Shareholder”) may be acquired: (i) by another Supporting Shareholder holding Telco shares of the same class as the Telco shares held by such Non-Exercising Shareholder, and (ii) if the applicable Foreclosed Shares are not acquired pursuant to (i), any Supporting Shareholder holding Telco shares of the other class may acquire such Foreclosed Shares.

The foregoing summary of certain material provisions of the Amendment Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 21 hereto.

OPTION AGREEMENT

Pursuant to the Option Agreement the Senior Lenders will provide written notice to the Non-Exiting Shareholders of any enforcement of the Pledge under the New Facility Agreement (the “Enforcement Notice”).  Together with the Enforcement Notice, the Senior Lenders will also deliver to the Non-Exiting Shareholders a written notice (the “Calculation Notice”) stating (i) the aggregate outstanding amount plus accrued and unaccrued interest and any other costs and expenses, including enforcement costs under the New Refinancing Facility; (ii) the price at which the Senior Lenders are entitled to acquire the Pledged Shares by enforcing the Pledge (i.e. for listed Subject Shares, as hereinafter defined, the average market  price for the prior 5 business days) (the

“Enforcement Price”), and (iii) the number of Pledged Shares subject to acquisition by the Senior Lenders pursuant to the Pledge (the “Subject Shares”).

Each Non-Exiting Shareholder is entitled to acquire from the Senior Lenders the Subject Shares at a price per Subject Share equal to the higher of (i) the aggregate outstanding amount plus accrued and unaccrued interest and any other costs and expenses, including enforcement costs under the New Refinancing Facility divided by the aggregate number of the Subject Shares, and (ii) the Enforcement Price.

Non-Exiting Shareholders may exercise the Call Option exclusively for the exact amount of Subject Shares by delivery to the Senior Lenders and the other Non-Exiting Shareholders of a written notice (the “Exercise Notice”), no later than five business days after receipt of the Calculation Notice, provided, however, that if there is a discrepancy in the aggregate number of Subject Shares reported on the Exercise Notices due to clerical errors, the relevant Non-Exiting Shareholders are entitled to cure, within one business day, such clerical errors.

The foregoing summary of certain material provisions of the Option Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 23 hereto.

Item 7.       Materials to be Filed as Exhibits

Exhibit 21:

Amendment Agreement, dated January 11, 2010, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.

Exhibit 22:

Option Agreement, dated January 11, 2010, by and among Intesa Sanpaolo S.p.A., Mediobanca - Banca di Credito Finanziario S.p.A., Unicredit Corporate Banking S.p.A., Société Générale, as lenders, and Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca - Banca di Credito Finanziario S.p.A. as shareholders

Exhibit 23:	Telco S.p.A. press release, dated January 11, 2010

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 22, 2010
INTESA SANPAOLO S.p.A.

	By:	/s/ Marco Cerrina Feroni
		Name:	Marco Cerrina Feroni
		Title:	Head of Merchant Banking Department

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF INTESA SANPAOLO

The name, title, present principal occupation or employment of each of the directors and executive officers of Intesa Sanpaolo are set forth below.  The business address of each director and executive officer is Intesa Sanpaolo’s address.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Intesa Sanpaolo.  All of the persons listed below are citizens of the Republic of Italy, except Antoine Bernheim who is a French citizen.

Name and surname	Position with Intesa Sanpaolo	Present Principal Occupation (if different from Position with Intesa Sanpaolo)	Telecom Shares Beneficially Owned

Enrico SALZA	Chairman of Management Board	—	—

Orazio ROSSI	Deputy Chairman of Management Board	Commercial and industrial entrepreneur and Chairman, Cassa di Risparmio del Veneto S.p.A.	—

Corrado PASSERA	Member of Management Board, Managing Director and CEO	—	—

Elio Cosimo CATANIA	Member of Management Board	Chairman and Managing Director, Azienda Trasporti Milanesi S.p.A.	—

Aureliano BENEDETTI	Member of Management Board	Chairman, Banca CR Firenze S.p.A.	—

Giuseppe FONTANA	Member of Management Board	Businessman, head of the Fontana Group holding company	*

Gian Luigi GARRINO	Member of Management Board	Chairman, Fondaco SGR S.p.A.	—

Virgilio MARRONE	Member of Management Board	Director, FIAT S.p.A.	1,545

Emilio OTTOLENGHI	Member of Management Board	Businessman and Chairman, Banca IMI S.p.A., La Petrolifera Italo Rumena S.p.A.	103,000

Giovanni PERISSINOTTO	Member of Management Board	Managing Director, Assicurazioni Generali S.p.A.	103,049

Marcello SALA	Member of Management Board	Director, Banca IMI S.p.A., Banca ITB S.p.A.	—

Giovanni Bazoli	Chairman of Supervisory Board	—	60,934

Antoine Bernheim	Deputy Chairman of Supervisory Board	Manager - Chairman Assicurazioni Generali Group	189,934

Rodolfo Zich	Deputy Chairman of Supervisory Board	Professor	—

Carlo Barel di Sant’Albano	Member of Supervisory Board	Manager - CEO EXOR S.p.A	—

Name and surname	Position with Intesa Sanpaolo	Present Principal Occupation (if different from Position with Intesa Sanpaolo)	Telecom Shares Beneficially Owned

Rosalba Casiraghi	Member of Supervisory Board	Consultant	—

Marco Ciabattoni	Member of Supervisory Board	Professional (CPA) & Professor	—

Giovanni Costa	Member of Supervisory Board	Professor	15,110

Franco Dalla Sega	Member of Supervisory Board	Professor	—

Gianluca Ferrero	Member of Supervisory Board	Chartered Accountant	—

Angelo Ferro	Member of Supervisory Board	Professor	—

Pietro Garibaldi	Member of Supervisory Board	Professor	5,000

Giulio Stefano Lubatti	Member of Supervisory Board	Consultant	—

Giuseppe Mazzarello	Member of Supervisory Board	-	10,000

Eugenio Pavarani	Member of Supervisory Board	Professor	—

Gianluca Ponzellini	Member of Supervisory Board	Chartered Accountant	—

Gianguido Sacchi Morsiani	Member of Supervisory Board	—	—

Ferdinando Targetti	Member of Supervisory Board	Professor	6,000

Livio Torio	Member of Supervisory Board	Lawyer	—

Riccardo Varaldo	Member of Supervisory Board	Professor	—

* Mr. Fontana does not currently own any Telecom Shares.  However, Mr. Fontana owns 121,976 Telecom Italia convertible bonds that are convertible into Telecom Shares.

ANNEX B

TRANSACTIONS IN TELECOM ITALIA ORDINARY SHARES

The following describes transactions since the date of the last event which required a filing on Schedule 13D by Intesa Sanpaolo or its affiliates in Telecom Shares.  These transactions were all ordinary course broker-dealer activities engaged in by Intesa Sanpaolo or its affiliates consistent with its usual practices and unrelated to the Telco transaction. Substantially all of these transactions consisted of index arbitrage; index rebalance trading; program trading relating to baskets of securities; creation, redemption and balancing of exchange traded funds; facilitation of customer trades; model-driven trading and error correction.

Name of Intesa Sanpaolo entity or affiliate	Number of Buys	Buy Volume	High/Low Buy Prices (in €)	Number of Sells	Sell Volume	High/Low Sell Prices (in €)
Banca IMI	125	2,845,520	1.12/1.05	98	3,237,717	1.11/1.06

EXHIBIT INDEX

Exhibit No.

99.1	Co-Investment Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.2	Amendment to the Co-Investment Agreement and the Shareholders’ Agreement, dated October 25, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.3	Shareholders’ Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.4	By-laws of Olimpia S.p.A. (unofficial English translation).*

99.5	Share Purchase Agreement, dated May 4, 2007, by and among the Investors, Pirelli and Sintonia.*

99.6	The Announcement of the Board of Commissioners of the Brazilian National Telecommunications Agency (Anatel) related to the Transaction, dated October 23, 2007 (unofficial English translation).*

99.10	By-laws of Telco S.p.A. (unofficial English translation).*

99.11	Call Option Agreement, dated November 6, 2007, between Telefónica and Telco.*

99.12	Amendment to Shareholders Agreement and to Bylaws, dated November 19, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.13	Amended and Restated By-laws of Telco (unofficial English translation).*

99.14	Letter of Adherence to the Call Option Agreement by Olimpia S.p.A., dated November 15, 2007.*

99.15

Renewal Agreement, dated October 28, 2009, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. *

99.16	Amendment Deed to the Call Option, dated October 28, 2009, by and between Telefónica S.A. and Telco S.p.A. *

99.17	Joint press release, dated October 28, 2009, issued by Telefónica S.A., Assicurazioni Generali S.p.A, Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. *

99.18	Telco S.p.A. press release, dated November 26, 2009.*

99.19	Purchase and Sale Agreement, dated December 22, 2009 by and between Telco S.p.A. and Sintonia S.A. (unofficial English translation) *

99.20	Telco S.p.A. press release, dated December 22, 2009. *

99.21

Amendment Agreement, dated January 11, 2010, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.

99.22	Option Agreement, dated January 11, 2010, by and among Intesa Sanpaolo S.p.A., Mediobanca -

Banca di Credito Finanziario S.p.A., Unicredit Corporate Banking S.p.A., Société Générale, as lenders, and Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca - Banca di Credito Finanziario S.p.A. as shareholders.

99.23	Telco S.p.A. press release, dated January 11, 2010

* Previously filed.